As filed with the Securities and Exchange Commission on March 26, 2010

File No. 812-13732

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

LINCOLN INVESTMENT ADVISORS CORPORATION

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF

EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF

1940 FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 THEREUNDER AND

FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND

FORMS

This Application (including exhibits) consists of 37 pages.

Please direct all communications regarding this Application to:

Colleen E. Tonn, Esq.

The Lincoln National Life Insurance Company

1300 S. Clinton Street

Fort Wayne, IN 46802

Tel: (260) 455-6918

Fax: (260) 455-5135

With copies to:

Robert A. Robertson, Esq.

Dechert LLP

4675 MacArthur Court, Suite 1400

Newport Beach, CA 92660

Tel: (949) 442-6037

Fax: (949) 681-8651

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Lincoln Investment Advisors Corporation One Granite Place Concord, N.H. 03301 Lincoln Variable Insurance Products Trust 1300 S. Clinton Street Fort Wayne, IN 46802

FIRST AMENDED AND RESTATED

APPLICATION FOR AN ORDER OF

EXEMPTION UNDER SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940

FROM SECTION 15(a) OF THE ACT AND

RULE 18f-2 THEREUNDER AND FROM

CERTAIN DISCLOSURE REQUIREMENTS

UNDER VARIOUS RULES AND FORMS

I. INTRODUCTION

Lincoln Investment Advisors Corporation (“Adviser”) and Lincoln Variable Insurance Products Trust (the “Trust”) (together, “Applicants”) hereby submit this first amended and restated application (“Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). The order would grant, to the extent requested, exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser to (1) select investment advisers (as defined in Section 2(a)(20) of the 1940 Act) approved by the Trust’s board of trustees (the “Board”) to serve as portfolio managers (each, a “Sub-Adviser”) for the series of the Trust (“Funds”) under investment sub-advisory agreements (each a “Sub-Advisory Agreement”), (2) materially amend an existing Sub-Advisory Agreement on behalf of a Fund, or (3) assign an existing Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreements. Applicants also request an exemption from: (1) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (2) certain proxy statement disclosure requirements of Rule 20a-1 under the 1940 Act and Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (3) certain semi-annual reporting disclosure requirements of Item 48 of Form N-SAR; and (4) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X (which may be deemed to require various disclosures regarding sub-advisory fees paid to Sub-Advisers).

The Applicants request that any relief granted pursuant to this Application apply to any existing and future registered open-end management investment companies and their series, whether currently existing or hereafter created, that: (1) are advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser; (2) use the “manager of managers” structure described in the Application; and (3) comply with the terms and conditions in this Application (collectively, “Future Funds,” included in the term “Funds”). The Trust is the only existing investment company that currently intends to rely on the order. If the name of any Fund should, at any time, contain the name of a Sub-Adviser, the name of the Adviser or a trademark or trade name owned by Lincoln Financial Group, such as “Lincoln VIP” or “LVIP”,1 will precede the name of the Sub-Adviser.2

[1]

“Lincoln Financial Group” is the marketing name for the Lincoln National Corporation (“LNC”). LNC is the ultimate parent company of the Adviser. “Lincoln VIP” and “LVIP”—which stand for Lincoln Variable Insurance Products—are the terms used to brand or market the mutual funds advised by the Adviser which primarily fund Lincoln Financial’s variable insurance products. “Lincoln” is a service mark and a trade name that LNC owns. In at least one prior exemptive order, the SEC has permitted a “manager of managers” applicant to use the name of a third-party sub-adviser provided the name was preceded by a trademark or trade name owned by the primary adviser. See Unified Series Trust and Envestnet Asset Management, Inc., ICA Rel. 28071 (Nov. 30, 2007)(notice) and 28117 (Dec. 27, 2007)(order). This aspect of the present application is analogous since the Lincoln service mark or trade name clearly will indicate to an investor that the Fund is managed by a Lincoln Financial entity.

2	This Application requests an exemptive order similar to an exemptive order on which the Adviser and the Trust

II. BACKGROUND

A. The Trusts

The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company of the series type under the 1940 Act. The Trust has filed a registration statement on Form N-1A to register shares of its various Funds under the Securities Act of 1933, as amended (“1933 Act”). The Trust currently has 39 Funds.

Each Fund has its own investment objective, policies and restrictions. Additional Funds may be added in the future. The Adviser serves as investment adviser to each Fund. Certain Funds operate as “manager of managers” mutual funds in that the Fund may employ one or more Sub-Advisers to manage its assets, subject to the supervision of the Adviser and the Board. The Adviser also may manage a portion of the assets of a Fund.

The Board has overall responsibility for the management of the Funds. At all times, at least a majority of each Board will be composed of trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust, the Adviser, or the Sub-Advisers (the “Independent Trustees”), and the nomination of new or additional Independent Trustees will be previously relied. On November 7, 2006, the Commission granted a “manager of managers” exemptive order (the “Existing Order”) for, among other parties, Delaware Management Business Trust, Lincoln Variable Insurance Products Trust, and Delaware Management Company (the “Former Adviser”). Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006)(notice) and 27547 (November 7, 2006)(order). At the time, the Former Adviser served as the investment adviser to the Trust. The Existing Order applies to any existing or future registered investment company or series thereof that “is advised by the [Former Adviser] or any entity controlling, controlled by, or under common control with the [Former Adviser],” among other requirements.

In April 2007, each Fund’s shareholders approved a new investment advisory agreement with the Adviser, which is an indirect wholly owned subsidiary of Lincoln National Corporation. Because the Adviser was under common control with the Former Adviser, the Trust could continue to rely on the relief granted under the Existing Order.

In August, 2009, Lincoln National Corporation entered into an agreement to sell the Former Adviser to an unaffiliated management organization. The sale closed on January 4, 2010. Upon the closing, the Adviser will not be an “entity” controlling, controlled by, or under common control with the Former Adviser. Neither the Adviser, nor the Trust then would be permitted to rely on the Existing Order. Accordingly, the Applicants are requesting the relief sought in this Application.

at the discretion of the then existing Independent Trustees.

B. The Adviser

The Adviser serves as investment adviser to each Fund. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). The Adviser is a Tennessee corporation and is an indirect, wholly owned subsidiary of Lincoln National Corporation. The Adviser and its predecessors have been managing mutual funds since 1938. As of June 30, 2006, the Adviser and certain of its affiliates had more than $145 billion in assets under management.

1. Investment Advisory Services

The Trust, on behalf of its Funds, has entered into investment advisory agreements with the Adviser (each, an “Advisory Agreement”). Under the terms of each Advisory Agreement, the Adviser is authorized to manage the investment and reinvestment of the assets of each Fund in conformity with the Fund’s investment objectives, policies and restrictions. The Advisory Agreement specifically permits the Adviser to delegate its investment advisory responsibilities to one or more persons or companies, subject to the approval of the Board. The Adviser has entered into Sub-Advisory Agreements with certain Sub-Advisers for certain Funds, as described more fully below. As compensation for its services, the Adviser receives a fee from the Trust, computed separately for each Fund. The fee for each Fund is stated as an annual percentage of the current value of the net assets of the Fund. The Adviser may from time to time voluntarily waive all or a portion of its management fee and/or reimburse expenses in order to reduce a Fund’s annual operating expenses. The Adviser pays each Fund’s Sub-Adviser(s), if any, out of the fee the Adviser receives from the Fund under the relevant Advisory Agreement.

The terms of each Advisory Agreement comply with Section 15(a) of the 1940 Act. Each

Advisory Agreement has been approved by the shareholders3 of each Fund and by such Fund’s Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that each Advisory Agreement be approved by the Board and the shareholders of each Fund.

Each Fund would utilize a “manager of managers” approach to investing. Each such Fund would be managed by the Adviser and one or more Sub-Advisers. Each such Fund’s assets may be divided into multiple segments (“Segments”), each of which would be managed separately by a Sub-Adviser using its proprietary investment strategies to achieve the investment objective for its portion of the Fund.4 The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Fund or the Adviser, other than by reason of serving as a Sub-Adviser to one or more of the Funds (“Affiliated Sub-Adviser”).

Subject to oversight of the Board, the Adviser, acting as investment adviser for each Fund, will determine whether to employ, maintain or terminate (if necessary) a Sub-Adviser of a Fund and will designate that portion of a Fund’s assets that will be managed by a particular Sub-Adviser. The Adviser will negotiate the sub-advisory fees for each Sub-Adviser, which the Adviser will pay to the Sub-Advisers out of its own fee. The Adviser is responsible for (a) evaluating existing and prospective Sub-Advisers; (b) submitting recommendations to the Board concerning Sub-Advisers to be employed by the particular Funds; (c) monitoring and reporting

[3]	The term “shareholder” includes variable life insurance policy and variable annuity contract owners that are unitholders of any separate account for which a Fund serves as a funding medium.
[4]

In certain cases, the Adviser itself may manage the assets of a Segment directly pursuant to the authority granted in the Advisory Agreement. However, no relief is requested in this Application with respect to the Advisory Agreement, which, as discussed above, will remain subject to the requirements of Section 15(a) of the 1940 Act.

to the Board concerning investment results of the Sub-Advisers; (d) allocating each applicable Fund’s assets to the Sub-Advisers; (e) coordinating the investment activities of the Sub-Advisers; (f) ensuring compliance with applicable restrictions and limitations, including each Fund’s investment objective, policies and restrictions; and (g) when appropriate, recommending that the Board terminate the services of Sub-Adviser(s) employed by a particular Fund. The Adviser will provide professional advice to the Board as to the qualifications of those Sub-Advisers that are most likely, over time, to achieve the investment objectives of the Funds.5 The Adviser may hire, in the future, a consultant or other service provider to assist with such process with respect to the Funds. The Board, including a majority of the Independent Trustees, will approve all Sub-Advisory Agreements.

The Adviser anticipates the applicable Funds’ relationships with the Sub-Advisers to be stable over time and of extended duration. However, where a Sub-Adviser’s performance has been unsatisfactory and is adversely affecting the performance of a Fund (or a Segment thereof) or if other circumstances arise which make a change necessary or desirable (e.g., the departure of key investment personnel or a change in control), the Adviser expects to recommend to the Board replacement of that Sub-Adviser as soon as is practicable.

2. Investment Sub-Advisory Services

The Sub-Advisers will provide investment advisory services pursuant to the Sub-Advisory Agreements between each Sub-Adviser and the Adviser. Each Sub-Adviser is, and any

[5]

The Adviser may consider any factors that it determines are appropriate in evaluating a Sub-Adviser’s ability to meet the investment objectives of the relevant Fund, including a Sub-Adviser’s: (a) historical performance record; (b) investment approach relative to the approaches of each of the Fund’s other Sub-Advisers; (c) consistent performance in the context of the markets; (d) organizational stability and reputation; (e) quality and depth of investment personnel; (f) ability to apply its approach consistently; (g) compliance with federal and state securities laws; and (h) willingness to manage assets in accordance with a Fund’s investment objective, policies and restrictions.

future Sub-Adviser will be, an investment adviser that is registered under the Advisers Act.

Each Sub-Advisory Agreement provides that the Sub-Adviser has discretionary investment authority (including the selection of brokers and dealers for the execution of portfolio transactions) with respect to the portion of the Fund’s assets allocated to it by the Adviser, subject to supervision by the Adviser and the Board, the Fund’s investment objective, policies and restrictions as set forth in its registration statement, and all written guidelines, policies and procedures adopted by the Fund. As compensation for these services, each Sub-Adviser will receive a sub-advisory fee from the Adviser.

The Sub-Advisory Agreement with each Sub-Adviser has been approved by the shareholders of the particular Fund and by the Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement complies fully with the requirements of Section 15(a). If the requested relief is granted, going forward, shareholder approval will not be obtained if new Sub-Advisers are hired. However, shareholder approval will be obtained for a new Sub-Advisory Agreement with an Affiliated Sub-Adviser. Pursuant to Sections 15(a) and (c) of the 1940 Act and the rules thereunder, each Sub-Advisory Agreement will:

(a)	precisely describe all compensation to be paid by the Adviser to the Sub-Adviser thereunder;

(b)

provide that it shall continue in effect for a period more than two years from the effective date only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a)

and (c) of the 1940 Act and Rule 18f-2 thereunder;

(c)	provide, in substance, that it may be terminated at any time, without the payment of any penalty, by the Board upon not more than sixty days’ written notice to the Sub-Adviser; and

(d)	terminate automatically in the event of its assignment.

The Funds offer shares pursuant to prospectuses which are intended to satisfy the requirements of the 1933 Act and which describe the advisory services provided to the Funds. The prospectuses contain information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of the Sub-Advisers and the services they provide. In addition, each Fund will hold itself out to investors as employing the management structure described in this Application and will prominently disclose in its prospectus that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement.

The Trust will disclose that it operates pursuant to the terms and conditions of the exemption. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Sub-Advisers, and their agreements with respect to the Trust; (b) that new Sub-Advisers can be employed without shareholder approval; and (c) that the Trust will provide Aggregate Fee Disclosure, as defined below.

III. APPLICABLE LAW

A. Shareholder Voting Requirements

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company….

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter….

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities … and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ….

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between the Adviser and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as each Advisory Agreement. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

B. Disclosure of Sub-Adviser Fees

The following provisions of the federal securities laws and rules thereunder have the effect of requiring a Trust to disclose the fees paid by each Fund to the Adviser and, if any, each of the Sub-Advisers:

1.

Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Trust set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Trust, including the total dollar amounts paid to each adviser by the Trust for the last three fiscal years.[6]

2.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act’s proxy rules. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is

[6]

Applicants acknowledge that Form N-1A was recently amended by the Commission, effective March 31, 2009, and that, with respect to any Fund that has not yet begun using the revised form, references to Item 19(A)(3) should be read to refer to Item 14(a)(3).

to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Trust to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Sub-Advisory Agreement, the fees paid to the Sub-Advisers and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Adviser and the Sub-Advisers.

More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

3.

Item 48 of Form N-SAR, which is the semi-annual report filed with the Commission by registered investment companies, provides that each Trust must Disclose the rate schedule for advisory fees paid to its advisers, including the Sub-Advisers.

4.

Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Trust because it is a registered investment company under the 1940 Act, may be deemed to require the Trust’s financial statements to contain information concerning fees paid to the Sub-Advisers by the Adviser, the nature of the Sub-Advisers’ affiliations, if any, with the Adviser and the name of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Sub-Advisers.

C. General Exemptive Authority under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission … by order upon application, may conditionally or unconditionally exempt any person … or any class or classes of persons … from any provisions of [the 1940 Act] … or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

IV. REQUEST FOR RELIEF

A. Exemptions Requested

1. Shareholder Voting Requirements

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require the Adviser and the Trust, on behalf of any one or more of its Funds, to submit Sub-Advisory Agreements to the affected Fund’s shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement.

2. Disclosure of Sub-Advisers’ Fees

Applicants further request, with respect to the disclosure of each Sub-Adviser’s fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in the Trust’s registration statement, proxy statements, Form N-SAR filings and financial statements required under Regulation S-X the “Aggregate Fee Disclosure,” as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Sub-Adviser’s fees:

1.

Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund’s net assets) in the Trust’s registration statement only the Aggregate Fee Disclosure for each Fund. For each Fund, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Adviser and Affiliated Sub-Advisers; and (ii) aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers. The Aggregate Fee Disclosure for any such Fund also will include separate disclosure of any sub-advisory fees paid to any Affiliated Sub-Adviser.

2.

Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent necessary to permit Applicants to disclose in a Trust’s proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.

3.	Exemption from Form N-SAR under the 1940 Act, including particularly Item 48, to the extent necessary to permit Applicants to disclose in a Trust’s Form N-SAR only the Aggregate Fee Disclosure.

4.	Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b) and (c), to the extent necessary to permit a Trust’s financial statements to contain only the Aggregate Fee Disclosure.

For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

B. Shareholder Approval Requirements

The investment advisory arrangements for the Funds will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to the Funds, the Adviser, in addition to making investment decisions regarding each Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for the investment portfolio of each Fund (or Segment thereof) in accordance with the investment program established for each Fund by the Adviser. This is a service that the Adviser believes will add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Funds invest.

The Funds will hold themselves out as investment vehicles whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Adviser will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments. Under the structure of the Funds, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the particular Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust. Shareholders will rely on the Adviser’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives. Shareholders will look to the Adviser when they have

[7]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

questions or concerns about a Trust’s management or about their Fund’s investment performance. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or change in his or her compensation. There is no compelling policy reason why the Funds’ investors should be required to approve the Sub-Advisers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable the Funds to act immediately upon the Adviser’s recommendations with respect to the Sub-Advisers by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a manager of managers fund rely on the fund’s investment adviser to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the fund’s portfolio.

If the requested relief is not granted, when a new Sub-Adviser is retained by the Trust on behalf of one of the Funds, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement of an Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Fund would be required. Moreover, the Trust would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process is time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

The ongoing consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Sub-Advisers. Under Section 15(a) of the 1940 Act, these consolidation transactions trigger the automatic termination provision of any sub-advisory agreements that such advisers have with an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring the Adviser and the Funds to obtain immediate and costly shareholder approval for every change in control of an Sub-Adviser would be unreasonably burdensome, particularly because shareholders will have chosen the Adviser to determine the impact of a proposed change on their behalf. In all of these cases, shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

The Funds’ investors will be able to exercise control over their relationships with the Adviser, the party the investors will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial shareholder; and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the respective Trust’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having the Trust’s investment management and investment advisory arrangements.

Primary responsibility for management of the Funds, including the selection and supervision of Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Trust and shareholders’ expectation that the Adviser will utilize its expertise and select the most able Sub-Advisers. Within this structure, the Adviser is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.

Under the requested order, the selection of each Sub-Adviser by the Adviser will continue to be subject to the scrutiny of the Board. One of the conditions set forth below specifically requires that Independent Trustees constitute a majority of the Board. The Board, including the Independent Trustees, will consider and vote on each proposed Sub-Advisory Agreement and any material amendment to an existing Sub-Advisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of the affected Fund’s shares.

Prospective shareholders will be provided with adequate information about each Sub-Adviser. The prospectus and SAI for each Fund will disclose information concerning the identity and qualifications of the Sub-Advisers in full compliance with Form N-1A (modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, the applicable Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, the Fund will furnish to shareholders, within 90 days of the date that a new Sub-Adviser is appointed, all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the 1934 Act, as well as the relevant requirements of Schedule 14A under the 1934 Act.

The contemplated arrangements are consistent with the protection of investors because they permit the Trust to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information. Moreover, Applicants note that mutual fund shareholders rarely if ever vote against approving a proposed advisory agreement that is recommended by management and the board of trustees.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of the Funds, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Sub-Advisers is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C. Disclosure of Sub-Adviser Fees

The advisory fee that will be paid by the Adviser to the Sub-Advisers will be negotiated by the Adviser acting as investment adviser to the Funds, with the expectation that the Adviser will seek to negotiate the lowest appropriate advisory fee to the Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts, the benefits of which are likely to be passed onto shareholders. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The non-disclosure of Sub-Advisers’ fees is in the best interest of the Funds and their shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid by the Funds to individual Sub-Advisers would also lessen such Funds’ ability to operate as manager of managers funds. The ability to negotiate reductions from “posted” Sub-Adviser fees is an important element of this structure and the Funds’ ability to offer investors a manager of managers investment product at a price which is competitive with single adviser investment companies. The manager of managers structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or conventional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of the Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of such Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a conventional single adviser investment company (conventional mutual fund) would be told of the adviser’s portfolio managers’ salaries.8

The Trust’s prospectus(es) will disclose the advisory fee paid to the Adviser from each Fund’s assets, out of which the Adviser will compensate the Sub-Advisers, if any, of that Fund. The SAI will provide Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to the Adviser by a Fund will not be increased without the approval of the shareholders of that Fund.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants’ request for relief from the potential higher Sub-Advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[8]

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” In addition to this disclosure with respect to fund portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

D. Precedents for Relief

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Grail Advisors LLC and Grail Advisors ETF Trust, ICA Rel. Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order); Forward Funds and Forward Management, LLC, ICA Rel. Nos. 28420 (Sept. 29, 2008) (notice) and 28469 (Oct. 27, 2008) (order); Trust for Professional Managers, et al., ICA Rel. Nos. 28382 (Sept. 19, 2008) (notice) and 28439 (Oct. 15, 2008) (order); Phoenix Equity Trust, et al., ICA Rel. Nos. 28375 (Sept. 3, 2008) (notice) and 28410 (Sept. 29, 2008) (order); Advisors Series Trust and Fundquest Incorporated, ICA Rel. Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (Mar. 25, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc, ICA Rel. Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, ICA Rel. Nos. 28010 (Oct. 02, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, Inc., et al., ICA Rel. Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order); AARP Funds, et al., ICA Rel. Nos. 27918 (July 31, 2007) (notice) and 27956 (Aug. 28, 2007) (order); First Investors Equity Funds, et al., ICA Rel. Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et al., ICA Rel. Nos. 27818 (May 04, 2007) (notice) and 27846 (May 30, 2007) (order); Old Westbury Funds, Inc. and Bessemer Investment Management LLC, ICA Rel. Nos. 27807 (Apr. 27, 2007) (notice) and 27837 (May 23, 2007) (order); Forward Funds, et al., ICA Rel. Nos. 27777 (Apr. 04, 2007) (notice) and 27814 (May 01, 2007) (order); New River Funds and New River Advisers LLC, ICA

Rel. Nos. 27653 (Jan. 03, 2007) (notice) and 27690 (Jan. 30, 2007) (order); Forum Funds and Absolute Investment Advisers, ICA Rel. Nos. 27605 (Dec. 20, 2006) (notice) and 27665 (January 18, 2007) (order).

E. Commission Proposed Rule

Applicants agree that the requested order will expire on the effective date of any commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested order.9

V. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the order requested in this Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.

The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. In addition, each Fund will hold itself out to the public as employing the manager of managers structure described

[9]

In 2003, the Commission proposed Rule 15a-5 under the 1940 Act, which would, under certain conditions, permit an adviser to serve as a sub-adviser to an investment company without approval by the shareholders of the investment company. See Investment Company Act Release No. 26230 (Oct. 23, 2003). While the proposal has been withdrawn, Applicants’ requested order would expire on the effective date of any similar final rule that may be proposed and adopted in the future.

in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and to recommend their hiring, termination and replacement.

3.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.

4.

The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.

When a change of Sub-Adviser is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

6.

Within 90 days of hiring any new Sub-Adviser, the affected Fund’s shareholders will be furnished all information about the new Sub-Adviser that would be contained in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

7.

The Adviser will provide general investment advisory services to the Funds, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval by the Board, the Adviser will (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or part of each Fund’s assets; (iii) when appropriate, allocate and reallocate each applicable Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the performance of the Sub-Advisers, and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

8.

No trustee or officer of a Trust, or director or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.	Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

10.	Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

11.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the Adviser’s profitability.

12.

The Adviser will provide the Board, no less frequently than quarterly, with information about the Adviser’s profitability, on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

13.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in this Application, the requested order will expire on the effective date of that rule.

VI. CONCLUSION

For the reasons set forth above, Applicants believe that the requested exemption is appropriate in the public interest and consistent with the protection of investors and purposes of the 1940 Act. Accordingly, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the 1940 Act granting relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

VII. PROCEDURAL MATTERS RELATING TO THIS APPLICATION

The filing of this Application on behalf of the Trust is duly authorized pursuant to the Trust’s Bylaws, which provide, in substance, that the officers shall be responsible for the overall management of the Trust and for the implementation of decisions made by the Board. The filing of this Application by the Adviser is duly authorized pursuant to the Adviser’s Bylaws, which provide, in substance, that the officers shall be responsible for the day-to-day management of the Adviser and for the implementation of decisions made by its Board. The text of the resolutions adopted by the Board of the Adviser and by the Board of the Trust is attached hereto as Exhibit A.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B. All other requirements necessary to authorize the person or persons executing and filing this Application on behalf of the Trust and the Adviser have been complied with and said persons are fully authorized to do so.

Pursuant to Rule 0-2(f) under the 1940 Act, the address of each Applicant is summarized in the table below:

Lincoln Investment Advisors Corporation	One Granite Place Concord, N.H. 03301

Lincoln Variable Insurance Products Trust	1300 S. Clinton Street Fort Wayne, Indiana 46801

All communications or questions concerning this Application should be directed to the persons identified on the cover page of the Application.

SIGNATURES

The Adviser has authorized this Application to be duly signed on its behalf in the State of Indiana on the 26th day of March, 2010.

LINCOLN INVESMENT ADVISORS CORPORATION

/s/ Kevin J. Adamson
Kevin J. Adamson
Second Vice President

The Trust listed below has authorized this Application to be duly signed on its behalf in the State of Indiana on the 26th day of March, 2010.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

/s/ Daniel R. Hayes
Daniel R. Hayes
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A-1.	Authorizations/Certificate of Lincoln Investment Advisors Corporation

Exhibit A-2.	Authorizations/Certificate of Lincoln Variable Insurance Products Trust

Exhibit B-1.	Verification of Lincoln Investment Advisors Corporation

Exhibit B-2.	Verification of Lincoln Variable Insurance Products Trust

EXHIBIT A-1

SECRETARY’S CERTIFICATE

The undersigned, Craig D. Moreshead, Secretary of Lincoln Investment Advisors Corporation (“LIAC”) does hereby certify that the resolutions attached hereto were duly adopted by unanimous written consent of the Board of Directors of LIAC.

I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: December 17, 2009

/s/ Craig D. Moreshead
Craig D. Moreshead
Secretary

WRITTEN CONSENT IN LIEU OF A MEETING

OF THE BOARD OF DIRECTORS OF LIAC

Authorization to File Application for Exemptive Order

RESOLVED, that the appropriate officers of Lincoln Investment Advisors Corporation (“LIAC”) are hereby authorized, with the assistance of counsel, to prepare, execute and file an application with the Securities and Exchange Commission (“SEC”) under 6(c) of the Investment Company Act of 1940 (the “Act”), and any amendments thereto, granting to the extent requested,

(i) exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit Lincoln Investment Advisors Corporation (“LIAC”), as investment adviser to the various series of the Lincoln Variable Insurance Products Trust (A) to select investment advisers (as defined in Section 2(a)(20) of the 1940 Act) approved by the Board of Trustees of the Trust to serve as portfolio managers (each a “Sub-Adviser”) for a series of the Trust under investment sub-advisory agreements (each a “Sub-Advisory Agreement”); (B) to materially modify an existing Sub-Advisory Agreement on behalf of a series of the Trust; or (C) to assign an existing Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-advisory Agreements; and

(ii) with respect to the Trust’s exemptions from (A) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (B) certain proxy statement disclosure requirements of Rule 20a-1 under the 1940 Act and Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities and Exchange Act of 1934, as amended; (C) certain semi-annual reporting disclosure requirements of Item 48 of Form N-SAR; and (D) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X; and

RESOLVED FURTHER, that the officers of LIAC, and each of them hereby is, authorized on behalf of LIAC, to take any and all further actions as they may deem necessary, desirable or appropriate in order to carry out the intent and purposes of the foregoing resolutions.

EXHIBIT A-2

SECRETARY’S CERTIFICATE

The undersigned, Cynthia A. Rose, Secretary of Lincoln Variable Insurance Products Trust, does hereby certify that the resolutions attached hereto were duly adopted by the Board of Trustees of the Trust on December 8, 2009.

I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: December 16, 2009

/s/ Cynthia A. Rose
Cynthia A. Rose
Secretary

RESOLUTIONS OF THE TRUSTEES OF

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

Authorization to File Application for Exemptive Order

WHEREAS, On November 7, 2006, the Lincoln Variable Insurance Products Trust (the “Trust”) received an order from the Securities and Exchange Commission (‘SEC”) granting an exemption from the Investment Company Act of 1940 to permit the Trust and its investment adviser, Delaware Management Company, a series of Delaware Management Business Trust (“DMBT”), or any other investment adviser under common control with DMBT, to enter into and amend sub-advisory agreements with sub-advisers without shareholder approval and to exempt the Trust from certain sub-advisory fee disclosure requirements; and

WHEREAS, With the sale of Delaware Management Holdings, Inc. and all of its subsidiaries, including without limitation, DMBT, to Macquarie Bank Limited, there is a question whether the existing order will continue to apply to the Trust since the Trust’s adviser, Lincoln Investment Advisors Corporation (“LIAC”), will not be under common control with DMBT; and

WHEREAS, Management of the Trust has discussed the situation with SEC staff, and SEC staff has recommended that the Trust file a new exemptive application that is similar to the previous application with the SEC; and

WHEREAS, Management of the Trust has prepared a new exemptive application, as presented to the Board at this meeting.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby approves the form of exemptive application requesting an SEC order to (a) permit the Trust and LIAC, its investment adviser, to enter into and amend sub-advisory agreements with sub-advisers without shareholder approval, and (b) exempt the Trust from certain sub-advisory fee disclosure requirements; and

RESOLVED FURTHER, That the officers of the Trust are hereby authorized to prepare, execute and file the application and any further amendments thereto with the SEC; and

RESOLVED FURTHER, That the officers of the Trust, in consultation with legal counsel, are hereby authorized to take any further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

EXHIBIT B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated March 26, 2010 for and on behalf of Lincoln Investment Advisors Corporation (“LIAC”); that he is a Second Vice President of LIAC; and that all actions by beneficial owners, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Kevin J. Adamson
Kevin J. Adamson
Second Vice President

EXHIBIT B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated March 26, 2010, for and on behalf of the Lincoln Variable Insurance Products Trust (“Trust”); that he is the Chairman and President of the Trust; and that all actions by beneficial owners, trustees, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Daniel R. Hayes
Daniel R. Hayes
Chairman and President

37